SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   August 24, 2009

EWORLD INTERACTIVE, INC.
(Exact name of registrant as specified in its charter)

Florida	333-130707	65-0855736
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1147 Kang Ding Road, Room 208, Block D Shanghai, China 200042
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (021) 6888 0708

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 – Securities and Trading Markets
Item 3.02. Unregistered Sales of Equity Securities.

Share Issuance Debt Settlement
On September 28, 2009, the Eworld Interactive, Inc. ("EWRL") issued a total of 6,872,830 common shares to a total of nine entities and individuals as full consideration for settlement of all claims and obligations against EWRL pursuant outstanding convertible note agreements. The notes represented debt obligation for cash received totaling $2,226,185 plus accrued interest.

All sales were issued as exempted transactions under Section 4(2) of the Securities Act of 1933, Regulation S and are subject to Rule 144 of the Securities Act of 1933. The recipient(s) of our securities took them for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our securities; and the securities are restricted pursuant to Rule 144.

Section 5 – Corporate Governance and Management
Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Amendment to Articles of Incorporation

The Company's Articles of Incorporation were amended on August 24, 2009 to authorize a 40 for 1 reverse split and maintain the 155,000,000 shares authorized, consisting of 150,000,000 no par value common shares and 5,000,000 shares of Preferred Stock to be designated by the Board of Directors.

Although the amendment was filed and effective on August 24, 2009 the reverse split was not effective until September 21, 2009. In connection with reverse split our symbol for quotation on the OTC.BB was changed from "EWIN" to "EWRL".

Article IV, Capital Stock, was amended to read as follows: This Corporation is authorized to issue one hundred and fifty-five million (155,000,000) shares, consisting of one hundred and fifty million (150,000,000) shares designated as "Common Stock" and five million (5,000,000) shares designated as "Preferred Stock "both shall have "No Par Value" Each Common Share issued and outstanding shall be entitled to one vote. The Preferred Shares shall be designated by the Board of Directors. The Corporation is authorized to conduct a forty to one (40:1) reverse stock split of the outstanding shares of Common Stock

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

<u>Exhibits</u>

Eworld Interactive, Inc. includes herewith the following exhibits:

3.1   Amendment Articles of Incorporation – Eworld Interactive, Inc., Filed August 24, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EWORLD INTERACTIVE, INC.

By: s\ Guy Peckham
Name: Guy Peckham
Title: President

Dated: October 1, 2009